UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2016

GENERATION INCOME PROPERTIES, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10481

Maryland	47-4427295
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

400 North Tampa Street Suite 2660 Tampa, FL (Address of principal executive offices)	33602 (Zip Code)

(813)-282-6000

Registrant’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report pursuant to Regulation A on Form 1-K (the “Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated January 27, 2016, filed pursuant to Rule 253(g)(2), under the caption “RISK FACTORS” and which are incorporated herein by reference (link to filing on SEC.gov https://goo.gl/0uxfF0).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.  Business

The Company

Generation Income Properties, Inc. is a Maryland Corporation formed on June 19, 2015 by our Chairman and President, David Sobelman. We are an internally managed and intend to be taxed as a Maryland real estate investment trust (“REIT”) for federal income tax purposes, focused on acquiring and investing in net lease commercial retail, office and industrial properties located primarily in major cities in the United States. We intend to elect to be taxed as a REIT commencing with the taxable year ending December 31, 2017, or the first year in which we commence material operations, in the event that this is later than 2017. We have been organized and intend to operate in conformity with the requirements for qualification and taxation as a REIT under U.S. federal income tax laws, and we expect to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our taxable year ending December 31, 2017, and subsequent taxable years.

Our President has a network of relationships with real estate owners, investors, operators and developers across the United States. We believe these relationships will provide us with a competitive advantage, greater access to off-market transactions, and flexibility in our investment choices to make independent acquisitions or throughjoint ventures or co-investments with operators, investors, and developers to maximize our opportunities and investment returns.

We currently, are offering up to $20,000,000 in our common shares.  We intend to use substantially all of the net proceeds from this offering to acquire and operate a portfolio of commercial real estate consisting primarily of freestanding, single-tenant commercial properties.  We expect to offer common shares in the Offering until we raise the maximum amount being offered, unless terminated by our President at an earlier time. The per share purchase price for our common shares is $5.00 per share, an amount that was arbitrarily determined by our President.

We intend to operate as a self-advised and self-administered Maryland corporation that will invest primarily in freestanding, single-tenant commercial retail, office and industrial properties net leased to investment grade tenants.  Since we intend for our sole officer and director Mr. Sobelman to provide advisory and administrative services to us, we will consider our business operations self-advised and self-administered. To the extent necessary we plan to use consultants, attorneys, and accountants, and do not plan to engage any additional full-time employees in the near future.

We intend to operate by acquiring properties with investment grade tenants with existing long term net leases in place. A net lease is a type of lease in which the tenant is generally responsible for all costs and expenses related to the use and operation of the property, such as the cost of repairs, maintenance, property taxes, utilities, insurance and other operating costs, in addition to the tenant’s regular monthly rent.

Investment Strategy

We intend to invest in net lease properties located primarily in major U.S. cities, with an emphasis on the major primary and coastal markets. We believe these markets have the most stable and predictable income and growth in value over a long period of time.  We believe our target markets, including the coastal cities, are characterized by barriers to entry due to less supply of quality properties and that long-term real estate value and rental rate growth potential of net leases will likely continue to outperform the national average, as they have historically. According to research from Real Capital Analytics and our President’s industry knowledge, dense, infill real estate has historically proven to have increased, long-term real estate values as well as rental rate growth.

We will utilize extensive research to evaluate any target market and property, including a detailed review of the long-term economic outlook, trends in local demand generators, competitive environment, property systems and physical condition, and property financial performance. Specific acquisition criteria may include, but are not limited to, the following:

•	premier locations, facilities and other competitive advantages not easily replicated;

•	barriers to entry in the market, such as scarcity of development sites, regulatory hurdles and long lead times for new development;

•	potential return on investment initiatives, including redevelopment, improvements, and expansion;

•	opportunities to implement value-added operational improvements; and

•	strong demand growth characteristics supported by favorable demographic indicators.

Initially, we do not intend to engage in significant development or redevelopment of net lease properties. However, we may engage in partial redevelopment and repositioning of certain properties, as we seek to maximize the financial performance of properties that we plan to acquire. In addition, we may acquire properties that require significant capital improvement, renovation or refurbishment.

We expect to maintain a low-leverage capital structure and intend to limit the sum of the outstanding principal amount of our consolidated indebtedness. Over time, we intend to finance our long-term growth with equity issuances and some debt financing having staggered maturities. Our debt may include mortgage debt secured by our properties and unsecured debt.  Our intended goal is to maintain low levels of debt encumbering the REIT, its assets and/or the portfolio.  In our estimation, maintaining a low debt balance will allow us to have one of the most conservatively owned public net lease REITs in the United States.

We anticipate arranging and utilizing a revolving credit facility to potentially fund future acquisitions, return on investment initiatives and working capital requirements. We intend to repay amounts outstanding under any such credit facility as fast as economically possible. No assurance can be given that we will be able to obtain a credit facility.

Competition

The net lease industry is highly competitive.  We face competition for acquisitions of real property from investors, including traded and non-traded public and private REITs, private equity investors and institutional investment funds, some of which have greater financial resources than we do, a greater ability to borrow funds to acquire properties and the ability to accept more risk than we can prudently manage. This competition may increase the demand for the types of properties in which we wish to invest and, therefore, reduce the number of suitable acquisition opportunities available to us and increase the prices paid for such acquisition properties. This competition will increase if investments in real estate become more attractive relative to other forms of investment.

We anticipate that the net lease assets we will enter into with properties that we acquire will compete with other entities seeking to enter into net leases with tenants in our markets. Competitive factors include location, re-usability of real estate, convenience, tenancy and lease terms.  As a landlord, we will compete in the multi-billion dollar commercial real estate market with numerous developers and owners of properties, many of which own properties similar to ours in the same markets in which our properties are located. Some of our competitors will have greater economies of scale, have access to more resources and have greater name recognition than we do. If our competitors offer space at rental rates below current market rates or below the rental rates we charge our tenants, we may lose our tenants or prospective tenants and we may be pressured to reduce our rental rates or to offer substantial rent abatements, tenant improvement allowances, early termination rights or below-market renewal options in order to retain tenants when our leases expire.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular filed by us with the Securities and Exchange Commission (the “SEC”) on January 28, 2016 (the “Offering Circular”), which may be accessed at SEC.GOV or by clicking the link herein (https://goo.gl/0uxfF0) and may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

We are an internally managed, Maryland corporation focused on acquiring retail, office and industrial real estate located in major U.S. markets. The founding member of our management team is David Sobelman, our President. David Sobelman founded Generation Income Properties after serving twelve years in roles such as investor, asset manager, broker, owner, analyst and advisor; all within the single tenant, net lease commercial real estate investment market.  Most notably, Mr. Sobelman co-founded and co-managed Calkain Companies, a multidisciplinary brokerage and advisory firm solely focused on net lease investments.  In his tenure, the firm grew from two employees, the founders, to over 40 personnel servicing the entire U.S.  Calkain is now considered one of the leading single tenant net lease firms in the country.

We had no material operations during the year ended December 31, 2016, therefore we intend to elect to be taxed as a REIT commencing with the taxable year ending December 31, 2017, or the first year in which we commence material operations, in the event that this is later than 2017.  We have been organized and intend to operate in conformity with the requirements for qualification and taxation as a REIT under U.S. federal income tax laws, and we expect to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our taxable year ending December 31, 2017, and subsequent taxable years.

Results of Operations

On February 29, 2016, our Offering was qualified by the SEC and subsequently the Company has spent the majority of its efforts on fundraising operations and beginning to execute our business plan.  Our financial statements are presented for the period from June 19, 2015 (inception) through December 31, 2015 and January 1, 2016 through December 31, 2016.  On March 15, 2017 the Company signed a contract to purchase its first asset, a net lease property in the center of Washington, D.C.

Operating Expenses

For the year ended December 31, 2016, we incurred general and administrative organizational expenses of $151,121 which includes professional fees, marketing expenses and other costs associated with running our business.  This is in comparison to the year ended December 31, 2015, where we incurred general and administrative organization expenses of $134,529, which includes professional fees, marketing expenses and other costs associated with running our business.  From inception (June 19, 2015) to December 31, 2016 we incurred a total of $285,650 in expenses.

Liquidity and Capital Resources.

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations and borrowings under credit facilities.

We are dependent upon the net proceeds from our Offering to conduct our operations. We currently obtain the capital required to primarily invest in and manage a diversified portfolio of commercial net lease real estate investments and conduct our operations from the proceeds of our Offering and from any undistributed funds from our operations.

As of December 31, 2016, we anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments as of December 31, 2016 as well as our operational cost.

For the year ending December 31, 2016, we have $692,582 cash on hand and in our corporate bank accounts primarily from the proceeds of capital raised by the Company in its Regulation A+ Offering of common stock compared to $448 for the year ending December 31, 2015. For the year ending December 31, 2016 we have total current liabilities of $84,732, which consists of accounts payable and money owed to our President for expenses he incurred on behalf of the Company, compared to current liabilities of $124,977 for the year ending December 31, 2015.

For the year ended December 31, 2016, the Company posted net losses of $151,121 compared to the year ended December 31, 2015 we posted net losses of $134,529.   The principal components of our losses for these periods were organizational expenses including professional fees, marketing expenses, regulatory compliance, and other costs associated to running our business.

If we are unable to fully raise $20 million from the sale of our common shares, we will make fewer investments resulting in less diversification in terms of the number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

We may selectively employ some leverage to enhance total returns to our shareholders; during the period when we are acquiring our initial portfolio, portfolio-wide leverage may be higher. Our target portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments may be greater than expected leverage over the long-term. As of December 31, 2016, we had no outstanding borrowings other than those owed to related parties.

Market Outlook

We continue to believe that the existing trend is to purchase U.S. net lease properties that provide the highest return possible, which in our estimation causes investors to purchase assets in less desirable locations with lower real estate values.  In our estimation, this leaves an opportunity to purchase prime net lease real estate assets that are not being sought out by institutional owners.  With the vast amount of similar REITs currently seeking assets that provide an immediate return, we believe that many assets are being overlooked.  By contrast, we will be searching for assets that have the highest potential for long-term real estate appreciation, followed by a high credit rated tenant with a long-term, net lease.  Other REITs, and even some private investors, are placing their investment focus on the initial return that is received when purchasing a specific property.  Therefore, we believe that the market opportunity lies within uncovering assets that are overlooked by other institutional and private investors as they may not fit within their short-term higher return parameters.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Recent Developments

Offering Proceeds

As of April 25, 2017, we had raised total gross offering proceeds of $2,242,835 from subscriptions and had issued an aggregate of 448,567 common shares. Assuming the settlement for all subscriptions received as of April 25, 2017, 3,551,433 of our common shares remained available for sale to the public pursuant to the Offering.

New Investments- Under Contract in Washington, DC

From December 31, 2016 to April 25, 2017, we started to identify potential real estate investments.

On March 15, 2017, through our Operating Partnership, we entered into a contract to purchase a net lease property in the ground floor of a new construction condominium building.  The building was completed in 2016.  The property is located in the center of Washington D.C.; approximately 3 miles north of the White House.  The tenant is a corporate operated 7-Eleven and the 10-year lease (starting 2016) is guaranteed by 7-Eleven, Inc., which has an AA- credit rating from Standard & Poor’s.  The purchase price is approximately $2,480,000 in cash plus closing costs and the Company expects to close on the property during summer 2017.

Borrowings

The Company is currently in discussions to arrange a revolving credit facility to assist in the short term and partial funding of our acquisitions. We intend to repay amounts outstanding under any such credit facility as fast as economically possible. No assurance can be given that we will be able to obtain a credit facility.

Item 3.  Directors and Officers

Mr. Sobelman serves as our sole executive officer and director. The Board has no nominating, auditing or compensation committees. We also have a board of independent advisors that have no voting rights and are not currently compensated. Information as to the director and executive officer is as follows:

Name	Age	Director/Officer Since	Position

David Sobelman	45	2015	Chairman of the Board of Directors, President, Secretary and Treasurer

Biographical Information

The following are biographical summaries of the experience of our director and executive officer and members of our board of advisors:

David Sobelman serves as chairman of our board of directors and our president, secretary, and treasurer.  He founded Generation Income Properties, Inc. after serving almost 13 years in different capacities within the net lease commercial real estate market.  Mr. Sobelman has held various roles within the single tenant, net lease commercial real estate investment market, including investor, asset manager, broker, owner, analyst and advisor.  In 2005, Mr. Sobelman co-founded and then co-managed Calkain Companies, a multidisciplinary brokerage and advisory firm solely focused on net lease investments.  During his tenure, the firm grew from two employees to over 40, and became one of the leading single tenant, net lease firms in the country.  Prior to Mr. Sobelman’s career in single tenant, net lease investments, he served as a member of The White House staff, and was subsequently appointed to work for the Secretary of the Department of Health and Human Services.  Mr. Sobelman co-wrote The Little Book of Triple Net Lease Investing, the first book ever written on the single tenant, triple-net lease investment market, which is currently in its second edition.  Mr. Sobelman is a featured speaker at conferences in the United States and abroad and has been quoted in articles in The Wall Street Journal, Forbes, Fortune and various regional real estate trade publications.  Mr. Sobelman received a bachelor’s of science degree from the University of Florida and is an alumnus of the Harvard Business School Executive Education Real Estate Management Program.

Board of Advisors

We have formed a board of advisors. The board of advisor’s purpose is solely to provide non-binding advice and counsel to our board of directors. The current members of our board of advisors are as follows:

James (Jamie) Graff was appointed to our board of advisors on April 2015.  Jamie Graff is currently Head of Real Estate Investment Banking for Raymond James and has 15 years of investment and merchant banking experience, 13 of which have been with the Real Estate Investment Banking group covering REITs, lodging companies and home builders. He has managed more than 150 equity transactions that raised over $25 billion in various forms of capital in the public and private markets, and he has represented clients in numerous M&A transactions value in excess of $5 billion where he has been since 2001.  Prior to joining Real Estate Investment Banking, Mr. Graff worked at Raymond James Capital, a middle-market merchant banking fund, and at Robertson Stephens and Merrill Lynch investment banking. He graduated with honors from Pennsylvania State University with a Bachelor of Science in finance and a minor in economics.

Douglas Band was appointed to our board of advisors on April 2015. Mr. Band presently serves as President of Teneo Holdings. In addition, he serves on: the faculty of New York University as an Adjunct Professor; the Georgetown University Board of Regent; the New York City Football Club Board of Directors; and, the America’s Cup Organizing Committee. He is also a trustee on: the Boy’s Club of NY; the Center for American Progress; the First Tee of NY; and, the Oklahoma City National Memorial Museum. He served on the Clinton Global Initiative Board of Directors from its inception in 2008. Mr. Band was former President Clinton’s Chief Advisor from 2002 until 2012. In 2010, Mr. Band also served on the Board of Directors of the United States Bid Committee for the World Cup. Mr. Band began working in the White House in 1995, serving in the White House Counsel’s office for four years and later in the Oval Office as the President’s Aide. Mr. Band graduated from the University of Florida in 1995 and obtained a masters and a Law degree from Georgetown University.

Melvin Lazar was appointed to our board of advisors on April 2015. Mr. Lazar founded Lazar Levine & Felix LLP (“LL&F”) in 1968. LL&F merged into ParenteBeard LLC in February 2009, and Mr. Lazar continued as an employee and consultant there until September 30, 2014. Since 2002, Mel has been a Board Member and Audit Committee Chairman of several public and privately-held companies including, the Arbor Realty Trust, Inc. (ABR:NYSE) and Active Media Services, Inc., an ESOP owned company. Mr. Lazar received a Bachelor of Business Administration (BBA) from the City College of New York (now Baruch College) in 1960 and became a Certified Public Accountant (CPA) in 1964.

Benjamin Adams was appointed to our board of advisors on April 2015.  Mr. Adams is the Chief Executive Officer and Founder of Ten Capital Management, a company he launched in 2011. Prior to Ten Capital Management, Mr. Adams was a Portfolio Manager with The Townsend Group, and served as Vice President and General Counsel of Lionstone Development LLC, a Miami-based, principal balance sheet investor.  He has also practiced law with Greenberg Traurig LLP in New York, New York, and served as the Special Assistant to the White House Counsel in the Clinton Administration.  Mr. Adams received a law degree from Georgetown University Law Center and a BA from Miami University in Oxford, Ohio.  He is the founder and a Chairman Emeritus of the Defined Contribution Real Estate Council (DCREC).

Dan Mirman was appointed to our board of advisors on April 2015. Mr. Mirman is a founding partner of the New York office of Everett & Everett, PLLC and chair of the firm’s corporate and startup group. Everett & Everett serve as our legal counsel. Prior to joining the firm, Mr. Mirman was General Counsel for Teneo Holdings, a global strategic consulting firm and investment bank. Prior to Teneo Holdings, Mr. Mirman was an Assistant District Attorney for the Brooklyn District Attorney’s office. Mr. Mirman has also served as the New York chairperson of the Global Peace Congress, a humanitarian peace organization started in response to the September 11 tragedy. Mr. Mirman holds a B.S. from the University of New Hampshire and a J.D. from New York Law School and is a member of the New York Bar.

Compensation of Executive Officers

No salaries are being paid at the present time, no salaries or other compensation were paid to our President in cash, or otherwise, for services performed for the year ending December 31, 2016, and no compensation will be paid until completion of this Offering.  We intend to pay our President a salary of $100,000 per year. There will be no accruals for past salary, and the commencement date of such salary would not occur until such time as the completion of this Offering.

The table below summarizes all compensation awarded to, earned by, or paid to our named executive officer for all services rendered in all capacities to us for the year ending December 31, 2016.

Summary Compensation Table

Name						Non-Equity	Nonqualified
And				Stock	Option	Incentive Plan	Deferred	All Other
Principal		Salary	Bonus	Awards	Awards	Compensation	Compensation	Compensation	Total
Position	Year	($)	($)	($)	($)	($)	Earnings ($)	($)	($)
David Sobelman President	2016	0	0	0	0	0	0	0	0

There are no other stock option plans, retirement, pension, or profit sharing plans for the benefit of our officer and director other than as described herein.

Long-Term Incentive Plans and Awards

Upon completion of this offering, we will cause our operating partnership to grant 200,000 LTIP units to Mr. Sobelman.  If the size of this offering changes, the aggregate number of LTIP units to be granted to Mr. Sobelman will change so as to equal 5% of the common shares issued in this offering. These LTIP units will vest ratably on each of the first three anniversaries of the date of grant. The LTIP units, whether vested or unvested, will receive the same per-unit distributions as common units of our operating partnership, which distributions generally will equal per share distributions on our common shares.

Our Board has not adopted a long-term incentive plan to provide compensation intended to serve as incentive or payment for performance. No individual grants or agreements regarding future payouts under non-stock price-based plans have been made or promised to our sole director and officer other than for the 200,000 LTIP units in our operating partnership or any employee or consultant since our inception; accordingly, no future payouts under non-stock price-based plans or agreements have been granted or entered into or exercised by our sole director and officer or employees or consultants since we were founded.

Compensation of Board of Advisors

Members of our board of advisors are not currently compensated by us for acting as such. However our advisors shall be reimbursed for reasonable out-of-pocket expenses incurred on our behalf.

We may, in our discretion, grant restricted stock or options and other equity awards to members of the board of advisors from time to time.

Director Compensation

Our sole director is not compensated by us for acting as such. He is reimbursed for reasonable out-of-pocket expenses incurred. There are no arrangements pursuant to which our sole director is or will be compensated in the future for any services provided as a director.

We do not have any agreements for compensating our directors for their services in their capacity as directors, although such directors are expected in the future to receive stock options to purchase shares of our common stock as awarded by our Board.

The table below summarizes all compensation awarded to, earned by, or paid to our sole director for all services rendered in all capacities to us for the period ending December 31, 2016.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
David Sobelman	0	0	0	0	0	0	0

At this time, we have not entered into any employment agreements with our sole officer and director. If there is sufficient cash flow available from our future operations, we may enter into employment agreements with our sole officer and director or future key staff members.

Item 4.  Security Ownership of Management and Certain Securityholders

The following table sets forth the beneficial ownership of our common shares as of April 25, 2017, for the total number of shares owned beneficially by our sole officer and director, and key employees, individually and as a group, and the present owners of 10% or more of our total outstanding shares. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 400 North Tampa Street, Suite 2660, Tampa, FL 33602.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of All Shares
David Sobelman	1,000,000	69% (1)

All Officers and Directors as a Group (1 person)	1,000,000	69%

__________

(1)	David Sobelman currently has a 69% beneficial ownership in the Company, upon the sale of all shares in this offering Mr. Sobelman’s beneficial ownership interest will be 20%.

Item 5.  Interest of Management and Others in Certain Transactions

For information responsive to this Item, please see “Note 4 — Related Party Transactions in Item 7 “Financial Statements” below.

Item 6.  Other Information

None.

Item 7.  Financial Statements

Generation Income Properties, Inc.

Index to Consolidated Financial Statements

December 31, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Director and Stockholders

Generation Income Properties, Inc.

Tampa, Florida

We have audited the accompanying consolidated balance sheets of Generation Income Properties, Inc. (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the year ended December 31, 2016 and period from June 19, 2015 (inception) to December 31, 2015. These consolidated financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Generation Income Properties, Inc. as of December 31, 2016 and 2015, and the consolidated results of its operations and cash flows for the year ended December 31, 2016 and period from June 19, 2015 (inception) to December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ MaloneBailey, LLP

www.malonebailey.com

Houston, Texas

May 1, 2017

Generation Income Properties, Inc.

Consolidated Balance Sheets

ASSETS
	December 31,	December 31,
	2016	2015

CURRENT ASSETS

Cash	$692,582	$448
Total Assets	$692,582	$448

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES

Accounts payable	$440	$50,685
Due to stockholder	84,292	74,292
Total Liabilities	84,732	124,977

STOCKHOLDERS’ EQUITY (DEFICIT)

Common stock, $0.01 par value, 100,000,000 shares authorized; 1,176,700 shares issued and outstanding at 12/31/2016 and 1,000,000 at 12/31/2015	11,767	10,000
Preferred stock, $0.01 par value, 10,000,000 shares authorized; 0 shares issued and outstanding	—	—
Additional paid-in capital	881,733	—
Accumulated deficit	(285,650)	(134,529)
Total Stockholders’ Equity (Deficit)	607,850	(124,529)

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT)	$692,582	$448

The accompanying notes are an integral part of these financial statements

Generation Income Properties, Inc.

Consolidated Statements of Operations

	For the	June 19, 2015
	year ended	(inception) to
	December 31,	December 31,
	2016	2015

EXPENSES

Organizational costs	151,121	134,529

Total Expenses	151,121	134,529

NET LOSS	$(151,121)	$(134,529)

TOTAL WEIGHTED AVERAGE SHARES OF COMMON SHARES OUTSTANDING	1,100,636	1,000,000

BASIC AND DILUTED LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDER	$(0.14)	$(0.13)

The accompanying notes are an integral part of these financial statements

Generation Income Properties, Inc.

Consolidated Statements of Stockholders’ Equity (Deficit)

					Total
			Additional		Stockholders’
	Common Stock		Paid-In	Accumulated	Equity
	Shares	Amount	Capital	Deficit	(Deficit)

Common Shares issued to founder	1,000,000	$10,000	$—	$—	$10,000

Net loss for the Period June 19, 2015 (inception) to December 31, 2015	—	—	—	(134,529)	(134,529)

Balance, December 31, 2015	1,000,000	10,000	—	(134,529)	(124,529)

Common stock issued for cash	176,700	1,767	881,733	—	883,500

Net loss for the Year ended December 31, 2016	—	—	—	(151,121)	(151,121)

Balance, December 31, 2016	1,176,700	$11,767	$881,733	$(285,650)	$607,850

The accompanying notes are an integral part of these financial statements

Generation Income Properties, Inc.

Consolidated Statements of Cash Flows

	For the	June 19, 2015,
	year ended	(inception) to
	December 31,	December 31,
	2016	2015

OPERATING ACTIVITIES

Net loss	$(151,121)	$(134,529)
Changes in operating assets and liabilities:
Increase (decrease) in accounts payable	(50,245)	50,685

Net Cash Used by Operating Activities	(201,366)	(83,844)

FINANCING ACTIVITIES

Common stock issued for cash	883,500	10,000
Due to stockholder	10,000	74,292

Net Cash Provided by Financing Activities	893,500	84,292

NET INCREASE IN CASH	692,134	448

CASH AT BEGINNING OF PERIOD	448	—

CASH AT END OF YEAR	$692,582	$448

The accompanying notes are an integral part of these financial statements

Generation Income Properties, Inc.

Notes to Consolidated Financial Statements

Note 1 - Organization

Generation Income Properties, Inc. (the “Company”) was formed as a Maryland corporation on June 19, 2015 to opportunistically acquire and invest in freestanding, single-tenant commercial properties located primarily in major cities in the United States. The Company is internally managed and intends on net leasing properties to investment grade tenants.

As of December 31, 2016, the Company has not yet commenced operations and has not entered into any contracts to acquire properties. The Company formed Generation Income Properties L.P. (the “Operating Partnership”) in October 2015; however the Operating Partnership has no operations at this time. Substantially all of the Company’s assets will be held by, and operations will be conducted through the Operating Partnership. The Company will be the sole general partner of the Operating Partnership.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying balance sheet, statement of operations and statement of cash flows and related notes to the financial statements of the Company are prepared on the accrual basis of accounting and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

The Company adopted the calendar year as its basis of reporting.

Consolidation

The accompanying consolidated financial statements include the accounts of Generation Income Properties, Inc. and the Operating Partnership.  All significant inter-company balances and transactions have been eliminated in the consolidated financial statements.

Cash

Cash consists of amounts that the Company has on deposit with a major commercial financial institution.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Income Taxes

The Company intends to operate and be taxed as a real estate investment trust (“REIT”) under U.S. federal income tax laws, commencing with our taxable year ended December 31, 2017, or the first year in which we commence material operations, in the event that this is later than 2017. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders.

Earnings per Share

In accordance with ASC 260, basic earnings/loss per share (“EPS”) is computed by dividing net loss attributable to the Company that is available to common stockholders by the weighted average number of common shares outstanding during the period, excluding the effects of any potentially dilutive securities. Diluted EPS gives effect to all dilutive potential of shares of common stock outstanding during the period including stock warrants, using the treasury stock method (by using the average stock price for the period to determine the number of shares assumed to be purchased from the exercise of warrants), and convertible debt, using the if-converted method. Diluted EPS excludes all dilutive potential of shares of common stock if their effect is anti-dilutive.  As of December 31, 2016 and 2015, there were no common stock dilutive instruments.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”. This new standard will replace all current U.S. GAAP guidance related to revenue recognition and eliminate all industry- specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance will be effective beginning in 2018 and can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Management is evaluating the impact of adopting this new accounting standard on the financial statements.

During February 2016, the FASB issued ASU No. 2016-02 “Leases.”  This new standard will require lessees to recognize a lease liability and a right-to-use asset for all leases (with the exception of short-term leases).  ASU 2016-02 is affective for annual periods, and interim periods therein, beginning after December 15, 2018.  Management is evaluating the impact of adopting this new accounting standard.

Note 3 - Equity

The Company is authorized to issue up to 100,000,000 shares of common stock and 10,000,000 of undesignated preferred stock. No preferred shares have been issued as of the date of this report. Holders of the Company’s common stock are entitled to receive dividends when authorized by the Company’s Board of Directors.

As of December 31, 2016, the Company received equity subscriptions for which $883,500.00 of funds have been received from investors and 176,700 shares of common stock have been issued.

The Company, at a Special Meeting of the Board of Directors, approved an extension of the offering period of the Company’s Offering on August 15, 2016. The offering of 4,000,000 shares of the Company’s common stock was extended to the earlier period of: (i) the date when the sale of all 4,000,000 shares is completed, or (ii) 12 months from the date the Offering Statement filed on form 1-A of Regulation A of the Securities Act of 1933 was qualified. The Offering Statement was qualified by the Securities and Exchange Commission on February 29, 2016. In addition, the Board approved a resolution to extend the offering period until the two year anniversary of the Offering Statement at its discretion.

On June 19, 2015, the Company issued 1,000,000 shares of common stock to its then sole stockholder for an aggregate purchase price of $10,000.

Note 4 - Related-Party Transactions

During the years ended December 31, 2016 and 2015, the Company’s President, David Sobelman paid $10,000 and $74,292, respectively, for expenses incurred on behalf of the Company; amounts to be reimbursed to Mr. Sobelman, totaled $84,292 and $74,292 as of December 31, 2016 and 2015, respectively. These expenses will be reimbursed as per a verbal agreement between the Company and our President, due on demand, unsecured, without interest with the proceeds received upon the sale of the Company’s common stock as part of its initial public offering.

Note 5 - Subsequent Events

Offering Proceeds

Subsequent to the year ended December 31, 2016, the Company received equity subscriptions for which $1,359,335 of funds have been received and 271,867 shares of common stock have been issued.

As of April 25, 2017, we had raised total gross offering proceeds of approximately $2,242,835 from settled subscriptions and had issued an aggregate of 448,567 common shares of stock.

On February 15, 2017, the Company, at a Special Meeting of the Board of Directors, approved an extension of the offering period for the Company’s Offering qualified by the Securities and Exchange Commission on February 29, 2016.  The offering period shall be extended until the earlier of: (i) the date when the sale of all 4,000,000 shares is completed, or (ii) the two year anniversary of the date the Offering Statement filed on form 1-A of Regulation A of the Securities Act of 1933 was qualified.

Properties Under Contract

7-Eleven – Washington, D.C.

On March 15, 2017, a wholly owned subsidiary of the Operating Partnership, entered into a contract to purchase its first net lease asset occupied by a corporate owned 7-Eleven (S&P: AA-) tenant for $2,480,000 in cash plus closing costs.  The property is located in the center of Washington D.C.; approximately 3 miles north of the White House. It is on the ground floor of a new construction residential condominium building completed in 2016. The Company expects to close on the property during summer 2017.

PART III - EXHIBITS

Exhibit Number	Description

2.1***	Articles of Amendment and Restatement of Generation Income Properties, Inc.

2.2*	Bylaws of Generation Income Properties, Inc.

3.1*	Founder Stock Purchase Agreement

3.2*	Ownership Limit Waiver Agreement

3.3*	Form of Stock Certificate

3.4	Amended Founder Stock Purchase Agreement

3.5	Amended Ownership Limit Waiver Agreement

4.1*	Form of Subscription Agreement

11.1*	Consent of MaloneBailey, LLP

15.1***	Appendix A Prior Performance Tables

* incorporated by reference to Generation Income Properties Form 1-A filed on September 16, 2015

*** incorporated by reference to Generation Income Properties Form 1-A/A filed on January 28, 2016

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENERATION INCOME PROPERTIES, INC.

Date: May 1, 2017	By:	/s/ David Sobelman
		Name:	David Sobelman
		Title:	Chief Executive Officer
Chief Financial Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

/s/ David Sobelman	Chief Executive Officer, Chief Financial Officer, and Director (Principal Executive	May 1, 2017
David Sobelman	Officer, Principal Financial Officer, and Principal Accounting Officer)